

May 29, 2012

Via E-mail
Kelly S. King
Chairman and Chief Executive Officer
BB&T Corporation
200 West Second Street
Winston-Salem, NC 27101

> **Re:** **BB&T Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 4, 2012**
> **File No. 001-10853**

Dear Mr. King:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011
Item 1A. Risk Factors
Weakness in the markets for residential or commercial real estate…, page 20

1. Please quantify the "increases in delinquencies and losses" that you have experienced as described in this Risk Factor. In addition, make similar changes in your Risk Factors related to the Colonial Bank addition so as to quantify its impact on your operations.

The Colonial loan portfolios are largely covered by shared-loss agreements, however, BB&T is not immune from losses or risks relative to these portfolios, page 20

2.   Please expand your disclosure to clarify that you bear all losses up to a threshold and 20% of the losses above the threshold. Additionally, quantify the threshold and disclose when the loss sharing agreements that you are a party to terminate.

Recently enacted consumer protection regulations related to automated overdraft payment programs…, page 22

3.   Please quantify the overdraft and insufficient funds fees for 2009 and 2010 and the decrease in fees experienced since July 2, 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31
Analysis of Results of Operations, page 36
Noninterest income, page 40

4.   We note your discussion on page 41 regarding the implementation of various changes to deposit related products, which generated additional revenue and partly offset the reduction in overdraft fees. Please revise your future filings to briefly describe the types of changes implemented that led to higher revenues so that a reader may understand whether or not the increased revenue related to these changes is representative of fees you may earn in future periods.

Segment Results, page 45

5.   We note that you do not include a discussion of the results of your Other, Treasury, and Corporate segment. We also note your disclosure on page 151 that this segment is responsible for management of securities portfolios, among other things, which seems to be relevant to your financial condition and results of operations. Further, we note that items included in the table on page 153 vary materially between reporting periods. Please revise your future filings to include a discussion of the results of this segment in MD&A for the periods presented or tell us why you do not believe that this discussion would materially contribute to an investor's understanding of your business. Refer to Item 303(a) of Regulation S-K.

Analysis of Financial Condition, page 49
Asset Quality, page 57

6.   We note your disclosure of average client size in Table 24 on page 66. Please revise your disclosure in future filings to clarify what this measure represents (e.g. net worth, revenues, etc.).

Part III

7.   Please note the information required by Item 201(d) of Regulation S-K is required
        disclosure for your proxy statement. Please see Item 10 (c) of Schedule 14A and
        Regulation S-K Compliance and Disclosure Interpretation 106.01 for additional
        information.

Form 10-Q for the Quarterly Period Ended March 31, 2012
Financial Statements
Notes to Consolidated Financial Statements (Unaudited)
Note 6. Loan Servicing, page 26

8.   We note your disclosure at the bottom of page 27 that your residential mortgage servicing
        rights increased in value by $92 million due to changes related to prepayment speed
        forecast assumptions. We also note on page 118 of your Form 10-K for the Fiscal Year
        Ended December 31, 2011 that the value of your mortgage servicing rights decreased by
        $341 million, $293 million of which was also related to changes in prepayment speed
        assumptions. Considering the recent volatility caused by changes in this assumption,
        please expand your disclosure in future filings to specifically discuss the primary
        driver(s) of changes in this assumption from period to period. For example, discuss more
        specifically the magnitude of the change in your prepayment assumption as compared to
        that used in prior periods similar to your discussion included in your correspondence
        dated January 19, 2012 in response to our comment two.

Note 14. Fair Value Disclosures, page 35

9.   In future filings, please revise your disclosure at the end of page 40 to provide an
        estimate of the period of time over which the underlying assets of your investments in
        venture capital funds and other similar investments are expected to be liquidated. Refer
        to ASC 820-10-50-6A.

Note 15. Derivative Financial Instruments, page 44

10.   We note you disclose a notional value related to your various futures contracts but
        disclose a low or zero fair value balance. Please tell us how you considered the guidance
        in ASC 820-10-50-3(a) and ASC 815-10-50-4B which indicates that the fair value of
        derivative instruments shall be presented on a gross basis, and not net of collateral or
        master netting agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51
Analysis of Financial Condition, page 60
Asset Quality, page 62

11.   We note your disclosure on page 68 that restructurings may be removed due to the passage of time if they meet certain criteria. We also note your disclosure that loans that were re-modified at market terms in such a way that they are not considered new loans may be considered for reclassification in years subsequent to the date of the re-modification based on the passage of time as described in the preceding paragraph in your filing. Please revise your future filings to disclose whether you continue to evaluate these loans for impairment under ASC 310-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey at (202) 551-3303 or Hugh West, Accounting Branch Chief at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3366 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director